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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                               EMERSON RADIO CORP.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                     291087
                                 (CUSIP Number)


     Kenneth S. Grossman                                Kenneth Liang
     c/o Juris Partners                      Managing Director & General Counsel
579 Fifth Avenue, Suite 1050                   Oaktree Capital Management, LLC
  New York, New York 10017                    333 South Grand Avenue, 28th Floor
       (212) 750-6750                           Los Angeles, California 90071
                                                        (213) 830-6300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              February 10, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                   SCHEDULE 13D

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-----------------------------------------------                     ------------------------------------------------
CUSIP NO.      291087                                               PAGE   2   OF   9      PAGES
         ------------------                                              -----    -----

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     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Kenneth Grossman

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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                        (b) [ ]

---------------------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

               PF
---------------------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

---------------------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
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                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 None
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                      ------------------------------------------------------------------------------------------------------------
                       8      SHARED VOTING POWER

                             None
                      -----------------------------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             None
                      -----------------------------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             None
---------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,483,134.7
---------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.7%
---------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               IN

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                                                   SCHEDULE 13D

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-----------------------------------------------                     ------------------------------------------------
CUSIP NO.   291087                                                  PAGE   3   OF   9      PAGES
         ------------                                                    -----    -----

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     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                        (b) [ ]

---------------------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

               OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

---------------------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               California
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                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 3,483,134.7
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                      ----------------------------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER

                             None
                      ----------------------------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             3,483,134.7
                      ----------------------------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             None
--------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,483,134.7
--------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                        [ ]

--------------------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.7%
--------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               IA;OO
-------------- --------------------------------------------------------------------------------------------------------------
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
                                                   SCHEDULE 13D

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-----------------------------------------------                     ------------------------------------------------
CUSIP NO.  291087                                                   PAGE   4   OF   9    PAGES
         -----------                                                     -----    -----

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     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.
---------------------------------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [X]
                                                                                                                        (b) [ ]

---------------------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

               WC
---------------------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

---------------------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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    NUMBER OF          7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              None
     OWNED BY
       EACH
    REPORTING
   PERSON WITH
                     ------------------------------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
                             None
                     ------------------------------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             None
                     ------------------------------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             None
---------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,483,134.7
---------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------\
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.7%
---------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               PN
-------------- --------------------------------------------------------------------------------------------------------------
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This Amendment No. 2 (this "Statement") amends and restates in its entirety the statement on Schedule 13D of Kenneth S. Grossman, Oaktree Capital
Management, LLC and OCM Principal Opportunities Fund, L.P. filed with the
Securities and Exchange Commission on May 13, 1998 as amended by Amendment No.
1 filed on December 15, 1998.

ITEM 1. SECURITY AND ISSUER

This Statement relates to Common Stock, par value $0.01 per share (the "Common
Stock"), of Emerson Radio Corp., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is Nine Entin Road, Parsippany, New Jersey, 07054.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) & (f)

This Statement is filed on behalf of:

     (i)   Kenneth S. Grossman ("Grossman");

     (ii) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and


     (iii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree
           Fund").

Grossman and the Oaktree Fund are referred to in this Statement together as the "Investors."

(i)  Grossman

The address of the principal business and principal office for Grossman is c/o
Juris Partners, 579 Fifth Avenue, Suite 1050, New York, New York 10017. The principal business of Grossman is asset management, investment advisory services, and investing in distressed and undervalued public and private securities for his own and affiliated accounts. Grossman is a citizen of the United States of America.

(ii) Oaktree

The address of the principal business and principal office for Oaktree is 333
South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles,
California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial and
                            Administrative Officer
Kenneth Liang              Managing Director and General Counsel

(iii)    The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The
Oaktree Fund is an investment partnership, and


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Oaktree is its sole general partner. (See information in section (ii) above regarding Oaktree and its members and executive officers.) The names and addresses of the portfolio managers of the Oaktree Fund are listed below. All individuals listed below are citizens of the United States of America.

Bruce A. Karsh
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

Stephen A. Kaplan
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

(d) & (e)

During the last five years, none of Grossman, Oaktree or the Oaktree Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Oaktree Fund owns $13,239,000 in principal amount of the Issuer's 8-1/2%
Senior Subordinated Convertible Debentures Due 2002 (the "Debentures"), having paid an aggregate of $11,341,979.89 for such Debentures. All purchases were made from working capital of the Oaktree Fund.

Grossman, including family members and affiliated entities, owns $650,000 in principal amount of the Debentures, having paid an aggregate of $447,687.50 for such Debentures. All purchases were made from personal funds.

As of the date of this Statement, the Investors beneficially own 3,483,134.7 shares of Common Stock, which is approximately 6.7% of the Issuer's outstanding
Common Stock issuable upon conversion of the $13,889,000 in principal amount of the Debentures.

ITEM 4. PURPOSE OF TRANSACTION

The Investors acquired the Debentures for investment purposes in connection with the Investors' investigation of a possible restructuring of the Issuer's balance sheet and asset deployment strategy in a manner which produces a favorable return on the Investors' investment. Potential restructuring strategies include, but are not limited to, the acquisition of a controlling Common Stock stake by the Investors or others, the redemption of Debentures and/or the Issuer's outstanding Preferred Stock, an exchange of the Investors' securities, property, or cash for assets of the Issuer including the securities of the Issuer's minority owned subsidiary, a sale of the Issuer's shares of such subsidiary in one or more public or private transactions or a divestiture or spin-off of such subsidiary, a change of certain members of the Issuer's present Board of Directors, a possible replacement or renegotiation of the Issuer's working capital facility or other extraordinary transactions.

As a result of these investigations, the Investors have decided to attempt to acquire a controlling Common Stock stake in the Issuer. In furtherance of that attempt, the Investors have made a proposal, attached hereto as Exhibit 1.3 and incorporated herein by reference (the "Proposal"), to Petra Stelling, Thomas
Hackett and Barclays Bank (collectively,the "Creditors"), which if consummated would result in the Investors acquiring an additional 29,152,542 shares of Common Stock. The Creditors have advised the Investors that they will recommend to the United States District Court for the District of New Jersey (the
"Court") that the Investors be permitted to commence a due diligence investigation of the Issuer as contemplated by the Proposal and have also indicated their support of the Proposal. Consummation of the transaction described in the Proposal is subject to a number of conditions described therein.

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Should the Investors acquire a controlling stake in the Issuer, it is anticipated that as a result of such acquisition at least a majority of the Issuer's Board of Directors will be nominees of the Investors and that the chief executive officer of the Issuer will be replaced. Currently, the Investors do not anticipate changing any other senior members of the Issuer's management but reserve the right, after completion of their due diligence and the transaction contemplated by the Proposal, to replace other senior members of the Issuer's management.

The Investors reserve the right to withdraw or modify the Proposal at any time, to continue to pursue other possible restructuring strategies as outlined above, and subject to applicable law and the Issuer's charter, to seek to call a special meeting of shareholders, to propose business or nominate directors at any special or scheduled meeting of shareholders, to seek proxies, consents and/or ballots in support of nominees at special or scheduled meetings of shareholders or otherwise or in support of or against other matters that may come before the Issuer's shareholders for their vote or consent.

The Investors intend to review on a continuing basis their investment in the Debentures. The Investors may, from time to time, retain, convert, sell or exchange all or a portion of their holdings of the Debentures in the open market or in privately negotiated transactions. Any actions that the Investors might undertake with respect to the Debentures will be dependent upon their review of numerous factors, including, among other things, the availability of Debentures for purchase, the price levels of such Debentures, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the Management, the Board of Directors and/or the Creditors of the Issuer and other future developments including future rulings of the Court, if any.

Although the foregoing reflects activities presently contemplated by the Investors with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Investors, either alone or with others, will take any of the actions referred to above. Except as set forth above, the Investors have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

(a) Each of the Investors and Oaktree, as general partner of the Oaktree Fund, may be deemed to beneficially own 3,483,134.7 shares of Common Stock or 6.7% of the Common Stock outstanding (based on 48,621,815 shares of Common Stock outstanding on November 9, 1998 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending October 2, 1998). This consists entirely of 3,483,134.7 shares of Common Stock issuable upon conversion of $13,889,000 of the Debentures based on a conversion price of $3.9875. To the best of the Investors' and Oaktree's knowledge, none of the other people named in response to Item 2 own any securities of the Issuer.

(b) Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Fund.
Pursuant to a letter agreement dated as of January 7, 1998, between the Investors, Oaktree and the Oaktree Fund have discretionary authority and control over the investments of the Investors including the securities owned by Grossman, including discretionary authority to vote and dispose of the Issuer's
Common Stock held by Grossman.

(c) None of Grossman, Oaktree nor the Oaktree Fund, and to the best of their knowledge, none of the other people named in response to Item 2, has effected transactions involving the Issuer's Common Stock or Debentures during the last
60 days. Oaktree, as general partner of the Oaktree Fund, may be deemed to beneficially own the shares of the Issuer's Common Stock which were purchased by the Oaktree Fund. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein, and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by Oaktree and the Oaktree Fund, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such

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client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

The specified matter is incorporated by reference to Exhibits 1.2 and 1.3 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Statement:

   Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities
                  Exchange Act of 1934, as amended. (Incorporated by reference to Exhibit 1.1 to the Schedule 13D filed on May 13, 1998.)

   Exhibit 1.2    Letter Agreement, dated as of January 7, 1998, between the
                  Investors. (Portions of this document have been omitted pursuant to a request for confidential treatment.)
                  (Incorporated by reference to Exhibit 1.2 to the Schedule 13D filed on May 13, 1998.)

   Exhibit 1.3 Proposal, dated as of December 15, 1998, submitted by the Investors to the Creditors. (Incorporated by reference to Exhibit 1.3 to Amendment No. 1, filed on December 15, 1998, to the Schedule 13D filed on May 13, 1998.)


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                                    SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 10th day of February, 1999.


KENNETH S. GROSSMAN

     /s/      Kenneth S. Grossman
     ----------------------------------------------
     By:      Kenneth S. Grossman


OAKTREE CAPITAL MANAGEMENT, LLC

     /s/      Kenneth Liang
     ----------------------------------------------
     By:      Kenneth Liang
     Title:   Managing Director and General Counsel



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

     By:      Oaktree Capital Management, LLC
     Its:     General Partner

     /s/      Kenneth Liang
     ----------------------------------------------
     By:      Kenneth Liang
     Title:   Managing Director and General Counsel


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                                  EXHIBIT INDEX


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       Exhibit Number                           Description
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            1.1               A written agreement relating to the filing of the
                              joint filing statement as required by Rule
                              13d-1(k)(1) under the Securities Exchange Act of
                              1934, as amended. (Incorporated by reference to
                              Exhibit 1.1 to the Schedule 13D filed on May 13,
                              1998.)

            1.2 Letter Agreement, dated as of January 7, 1998, between the Investors. (Portions of this document have been omitted pursuant to a request for confidential treatment.) (Incorporated by reference to Exhibit 1.2 to the Schedule 13D filed on May 13, 1998.)

            1.3 Proposal, dated as of December 15, 1998, submitted by the Investors to the Creditors. (Incorporated by reference to Exhibit 1.3 to Amendment No. 1, filed on December 15, 1998, to the Schedule 13D filed on May 13, 1998.)
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